                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) and 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                                    IBP, INC.
                            (Name of Subject Company)

                          LASSO ACQUISITION CORPORATION
                                TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                    449223106
                      (Cusip Number of Class of Securities)

                                 LES R. BALEDGE
                                TYSON FOODS, INC.
                             2210 West Oaklawn Drive
                         Springdale, Arkansas 72762-6999
                            Telephone: (501) 290-4000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)
                                   Copies to:
                                 Mel M. Immergut
                                Lawrence Lederman
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5732

                            CALCULATION OF FILING FEE

                  Transaction valuation*       Amount of filing fee
                       $1,579,978,050               $315,995.61
   * Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,665,935 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 Shares owned by Tyson Foods, Inc., a Delaware corporation ("Tyson"), represents approximately 50.1% of the 106,267,735 Shares outstanding as of June 29, 2001 (as disclosed by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9 filed July 3, 2001.)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $315,995.61      Filing Party:     Tyson Foods, Inc. (Offeror Parent)
                                                              and Lasso Acquisition Corporation

Form or Registration No.:  Schedule TO      Date Filed:       December 12, 2000,
                                                              December 29, 2000,
                                                              January 2, 2001 and
                                                              July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson to purchase up to the number of Shares, which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         The Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York city time, on Friday, August 3, 2001, unless the Offer is extended.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         (a) The lead in of paragraph (2) in the section entitled "Conditions to the Offer" is amended and restated as follows:

                         "(2) if at any time on or after January 1, 2001 and
                prior to the Expiration Date, any of the following conditions exists:"

         (b) The first sentence of the last paragraph of the section entitled "Conditions to the Offer" is amended and restated as follows:

                "Notwithstanding any other provisions of the Offer, we are not obligated to accept for payment or pay for any Shares if prior to the Expiration Date the auditor's opinion with respect to the Company's audited financial

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                  statements for the year ended December 31, 2000 has been
                  withdrawn and an opinion (unqualified with respect to accounting principles used and the completeness of disclosure made) has not been given with respect to an amended and restated version of such financial statements."

Item 10. Financial Statements.

         Item 10 is hereby amended and supplemented as follows:

                  The last paragraph of the section entitled "Certain Comparative and Pro Forma Information - Forward Looking Statements" is amended and restated as follows:

                  "While Tyson has a responsibility to make full and prompt disclosure of material facts regarding its financial condition which may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis, Tyson otherwise undertakes no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. See "Where You Can Find More Information" below."

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*

(a)(3)   Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*

(a)(6)   Form of summary advertisement dated July 3, 2001.*

(a)(7)   Joint Press Release issued by Tyson and the Company dated June 27,
         2001.*

(a)(8)   Joint Press Release issued by Tyson and the Company dated June 28,
         2001.*

(a)(9)   Offer to Purchase dated July 3, 2001 (as amended).*

(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).*

(a)(11)  Notice of Guaranteed Delivery (as amended).*

(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(14)  Press Release issued by Tyson dated July 5, 2001.*

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment
         No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5,
         2001).*

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6)   Letter of Tyson Limited Partnership dated June 27, 2001.*

*    Previously filed.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TYSON FOODS, INC.


                                           /s/ Les R. Baledge
                                           -----------------------------------
                                           (Signature)

                                           Les R. Baledge,
                                           Executive Vice President
                                           and General Counsel
                                           -----------------------------------
                                           (Name and Title)

                                           July 19, 2001
                                           -----------------------------------
                                           (Date)


                                           LASSO ACQUISITION CORPORATION


                                           /s/ Les R. Baledge
                                           -----------------------------------
                                           (Signature)

                                           Les R. Baledge,
                                           Executive Vice President
                                           -----------------------------------
                                           (Name and Title)

                                           July 19, 2001
                                           -----------------------------------
                                           (Date)

                                  EXHIBIT INDEX

(a)(1)  Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit
        (a)(10) below).*

(a)(3)  Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*

(a)(6)  Form of summary advertisement dated July 3, 2001.*

(a)(7)  Joint Press Release issued by Tyson and the Company dated June 27,
        2001.*

(a)(8)  Joint Press Release issued by Tyson and the Company dated June 28,
        2001.*

(a)(9)  Offer to Purchase dated July 3, 2001 (as amended).*

(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).*

(a)(11) Notice of Guaranteed Delivery (as amended).*

(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(14) Press Release issued by Tyson dated July 5, 2001.*

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment
        No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5,
        2001).*

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6)  Letter of Tyson Limited Partnership dated June 27, 2001.*

*    Previously filed.